June 22, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Spectra Energy Partners, LP
Registration Statement on Form S-1
File No. 333-141687
In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Spectra Energy Partners, LP’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on June 26, 2007 at 3:00 p.m., New York City time or as soon as practicable thereafter.
The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: June 18, 2007
(ii)	Dates of distribution: June 18, 2007 — June 22, 2007
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 7
(iv)	Number of prospectuses so distributed: approximately 34,500
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).
Very truly yours,
Citigroup Global Markets Inc.

By:	/s/ Michael Casey
	Name:	Michael Casey
	Title:	Vice President